Envestnet Acquires Yodlee Filed by Envestnet, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securiti es Exchange Act of 1934 Subject Company: Yodlee, Inc. Commission File No. 001 - 36639

2 ENVESTNET ACQUISITION OF YODLEE The strategic combination creates the world’s only Financial Technology Network delivering better relationships and greater lifetime value for financial advisors, investors and financial services providers Combination of two industry-leading innovators would for the first time fully integrate leading Wealth Management Network with leading Financial Consumer Network Transformative given the immediate ability to leverage key capabilities across the two firms: Leverage Advisor and Investor Networks for Better Outcomes Unlocking and Accelerating the Value of Big Data Powerful Cross Selling and Substantially Expanded Business Model DBA Envestnet Yodlee A Transformative Combination Purchase price of $18.88 per share or approximately $660 million on a fully-diluted equity value basis. As Yodlee has approximately $70 million in cash and cash equivalents, the transaction reflects an enterprise value of approximately $590 million. $10.78/share in cash & $8.10/share in Envestnet stock expected to be funded with available balance sheet cash, Envestnet stock , and up to $200 million in committed debt financing Transaction is expected to close in the fourth quarter of 2015 or in the first quarter of 2016, subject to customary closing conditions including Yodlee shareholder approval Key Metrics & Timeline Yodlee should add at least 100 bps to ENV’s 2016 revenue and Adjusted EBITDA growth rate Combined firm has high long-term growth potential and significant revenue synergy opportunities Expected to be accretive to Adjusted EBITDA per share Adjusted EPS should be accretive in 2017 & beyond Attractive Financial Profile

STRATEGIC RATIONALE The combination of Yodlee and Envestnet has the potential to create a transformative company 3 The industry leading franchise across the financial advisory & consumer networks: Envestnet’s leading unified wealth management platform serving over 42K advisors Yodlee’s leading financial consumer franchise with over 20 million users Acquisition fills critical platform need to truly enable advisors to deliver better outcomes for clients Data Aggregation feeding financial planning Integrated with broad functionality investment planning, implementation and ongoing monitoring Unparalleled opportunity and ability to leverage Big Data assets: Detailed data on over 3 million investment accounts Personal finance account data for over 20 million paid users across 850 customers/partners Powerful cross-selling potential Real-time goals-based financial planning integrated with wealth management Fin apps and predictive analytics tools will boost digital advisor solution adoption Client-focused, open-architecture platform providing scale and network benefits: Leading provider of aggregated data from over 14K sources Open-architecture ecosystem enabling innovative, personalized solutions 1 1 2 3 4 5

4 Open architecture platform empowers financial advisors to achieve better outcomes for investors ENVESTNET AT A GLANCE “Envestnet is aiming to build the ‘Holy Grail’ of advisor technology platforms, a fully integrated technology stack including CRM, portfolio accounting, and now financial planning software, integrated with a ‘robo’-style client-facing portal that includes PFM capabilities . . . and revealing that perhaps Envestnet is not positioning to someday become a competing custodian, but instead simply wants to take the high ground of advisor value-add and deliver the ultimate integrated technology platform of the future for advisors . . .” - Michael Kitces, May 6, 2015, commenting on the Envestnet acquisition of FinanceLogix.

5 Data aggregation creates unparalleled financial data enabling services to deliver visibility to clients’ financial well being EXPANDED SERVICES ON A BROADENED BASE OF ACCOUNT DATA Expanded AUA AUM Opportunities Expanded Wealth Management Applications and Services Vastly Expanded Base of Investor Accounts and Data

6 YODLEE AT A GLANCE Powering Digital Financial Solutions for Financial Institutions and Internet Service Companies 20 million+ Users1 14,000+ Data Sources1 850+ Organizations Use Yodlee1 66 US Patents Issued1 FINANCIAL CLOUD Account Data and Transactions Checking, Bills, Loans, Credit Cards, Savings, Investments, Insurance, Payments and more Industry Solutions Retail Banking, Small Business, Wealth Management Product Solutions PFM, Risk Management, APIs, Data, Mobile, Money Movement API Solutions Online Financial Services, E-commerce, Media, Retail Data Analytics Cross-Sell, Upsell, Risk Management, Research 1 As of March 31, 2015

Research Vertical Insights Marketing Insights Risk Analytics Customers Network Wide (Anonymized) 10101011 01101010 10001011 01111110 11100010 DATA ANALYTICS RESEARCH Unique & Scaled Data User Permissioned Billions of Transactions POWERS SIGNIFICANT BIG DATA SOLUTIONS TODAY Large Demographically Representative Data Panels Power Wide Variety of Data Analytics Solutions 7

COMBINATION OVERVIEW: A NEW ERA OF UNIFIED SOLUTIONS AND BETTER OUTCOMES Best-in-class solutions and financial applications across an expanded base of advisors, institutions and consumers Yodlee’s platform supports individuals and financial institutions simplify the view of their personal financial situation Combination of Yodlee’s expertise with the Envestnet platform creates: Common point of delivery of advice and insight Ability for advisors to cross the digital divide Complete visibility to clients’ financial well being Better decisions leading to better outcomes Envestnet Yodlee Combined Leader in unified wealth management technology & services Most comprehensive end-to-end in marketplace Industry standard in data aggregation and FinApps Successful and scalable model as big data demand rises 8

COMBINATION OVERVIEW: ESTABLISHED MARKET LEADERSHIP AND GROWTH

Envestnet and Yodlee have demonstrated market leadership in their respective categories, with exceptional track records of both top and bottom line earnings growth

	ENVESTNET +	YODLEE =	Combined Company
Well Established Footprint & Positioning	▪ **Leading unified wealth management platform** ✓ >42k financial advisors ✓ 1500+ Banks, Broker Dealers, RIAs ✓ 3+ MM investor accounts	▪ **Leading financial consumer franchise** ✓ 20 MM users across 850+ customers/partners ✓ Clients include 9 of top 15 U.S. banks & 6 of top 10 U.S. wealth management firms	▪ **Industry-leading franchise across the financial advisory and consumer sectors** ▪ **Complete end-to-end unified wealth management platform**
Proven Growth Strategy	▪ **Outstanding growth metrics (CAGR 2005-2014):** ✓ 38% asset growth ✓ 40% account growth ✓ 37% revenue growth [(1)] ▪ **Demonstrated acquisition growth strategy:** ✓ High-end RIA Rebalancing and CRM (Tamarac) ✓ Manager Research (Prima) ✓ UMA Overlay (Placemark) ✓ Bank and Trust (WMS) ✓ Financial Planning (FinanceLogix)	▪ **Outstanding growth metrics:** ✓ 29% year over year subscription revenue growth in 1Q'15 ✓ 124% revenue retention rate in 2014 ✓ 28% CAGR in paid users since 2011 ▪ **"Land and expand" strategy facilitates penetration rates of up to 40-50% at FI customers, recurring revenues of 115%+**	▪ **High growth fundamentals combine into superior growth trajectory** ▪ **Proven strategic development and execution capabilities** ▪ **Unparalleled ability to leverage proprietary financial Big Data assets and other resources**

(1) CAGR since 2010 IPO

ENVESTNET
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Emerging Digital Connection Envestnet and Yodlee will be uniquely able to empower financial advisors to “cross the Digital Divide”, improving outcomes for both investors and advisors UNIFY ADVISOR AND CONSUMER NETWORKS FOR BETTER OUTCOMES BRIDGING THE ‘DIGITAL DIVIDE’ BETWEEN ADVISORS AND INVESTORS 10 Envestnet has built from the Advisor Ecosystem outwards, while Yodlee has built from the Consumer Ecosystem outwards Combination enables a once-a-generation Leapfrog Opportunity: Binds the Advisor to the Investor and creates an unprecedented level of engagement between the two “Unlocks” the Digital / Big Data capabilities that result from integrating the Advisor Ecosystem and the Investor/Consumer Ecosystem “Leapfrog” Opportunity Existing Electronic Connectivity Existing Electronic Connectivity Existing Physical Connection Emerging Digital Connection Advisor-Centric Commercial World (Cash/ Spending/ Credit) Consumer-Centric Wealth Management World

With financial Big Data still in its “early innings” an Envestnet-Yodlee combination would enable a new array of Big Data solutions for the future UNLOCKING AND ACCELERATING THE VALUE OF BIG DATA 11 Data Management Represents Foundational Future Capability Transformative move for both firms Fortifies each company’s market leadership Represents the Big Data future of the advisory and wealth management industry Mission Critical Industry Need Next Generation financial solutions will require Big Data access and analytics Envestnet combined with Yodlee has a unique and vital set of offerings with high-barriers to competitive entry Widens Reach and Strategic Partnership Potential Combination creates potential to partner with multiple large financial institutions not currently providing effective financial solutions to their end customers The merger creates opportunities for the combined company to expand as a neutral and trusted (“Switzerland”) wealth management, analytics and Big Data provider.

Yodlee’s Aggregation and Big Data Analytics combined with Envestnet’s unparalleled distribution and end-to-end wealth management solutions will enable a high degree of cross-selling POWERFUL CROSS-SELLING POTENTIAL 12 Dramatically improves advisors’ ability to engage current and new clients on real-time goals-based financial planning integrated with wealth management. Advisors will adopt and leverage an expanding array of data mining and predictive analytics tools Preexisting end user demand. Opens up opportunities at RIA firms, IBDs, Bank Trusts, Bank B/Ds, Insurance B/Ds Huge Demand for Advanced Wealth Management Solutions Robust suite of data analytics would be used by Advisors to service clients today – not years in the future No material obstacles around operationalizing Yodlee’s proprietary Big Data analytics and FinApps– the time to market is now Immediate Time to Market

13 Envestnet has completed eleven significant acquisitions to date SUCCESSFUL ACQUISITION HISTORY AUM/AUA ($ billions) Accounts – AUM/AUA (000s) 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Partnerships & Milestones Aegon, ISI, Ameritrade, MassMutual NAM and Oberon Acquisitions, ING Russell Investments, Fidelity Northwestern Mutual, Harris Bank, S&P National Planning Holdings HighTower Ameriprise, Common-wealth IPO, FundQuest Conversion Fidelity Contract Renewal, Dynasty Partners Tamarac and Prima Acquisitions WMS Acquis-ition Placemark Acquisition Upside and Finance Logix Acquisitions NAM, Oberon FundQuest Prima, Tamarac WMS Placemark Upside, FLx, Yodlee -50 100 250 400 550 700 850 1,000 $0 $50 $100 $150 $200 $250 AUM/AUA Accounts

Big Data represents the future of financial services and wealth management Requires real people and skilled companies to tailor and deliver needed services and solutions Meets Mission Critical Industry Needs for end-to-end wealth management technology Extremely Scalable Broadens base of accounts, users and data to grow in new ways Exponentially Widens Reach & Partnership Potential High Scarcity Value / Offensive & Defensive Value Predictable and recurring Financial Technology revenue KEY TAKEAWAYS 14

15 The forward-looking statements made in this presentation concerning Envestnet, Inc. (the “Company”), the acquisition of Yodlee, Inc., potential post-acquisition performance or otherwise are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the benefits of the proposed acquisition, including future financial results; Envestnet’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. These statements involve risks and uncertainties and the Company’s actual results could differ materially from the results expressed or implied by such forward-looking statements. Furthermore, reported results should not be considered as an indication of future performance. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

16 Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the acquisition due to the failure of Yodlee’s stockholders to approve the acquisition; the failure to satisfy other conditions to completion of the transaction; the failure of the proposed acquisition to close for any other reason; the possibility that any of the anticipated benefits of the proposed acquisition will not be realized; the challenges of retaining key employees; the effect of the announcement of the acquisition on Yodlee’s business relationships, operating results and business generally; the possibility that the anticipated benefits of the acquisition will not be realized, or will not be realized within the expected time period; the possibility that the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

17 Additional potential risks, uncertainties and other factors that could cause Envestnet’s actual results to differ from those expressed by the forward-looking statements in this press release include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on the Company’s administrative, operational and financial resources, fluctuations in the Company’s revenue, the concentration of nearly all of the Company’s revenues from the delivery of investment solutions and services to clients in the financial advisory industry, the Company’s reliance on a limited number of clients for a material portion of its revenue, the renegotiation of fee percentages or termination of the Company’s services by its clients, the Company’s ability to identify potential acquisition candidates, complete acquisitions, including the acquisition of Yodlee, and successfully integrate acquired companies, the impact of market and economic conditions on the Company’s revenues, compliance failures, regulatory actions against the Company, the failure to protect the Company’s intellectual property rights, the Company’s inability to successfully execute the conversion of its clients’ assets from their technology platform to the Company’s technology platform in a timely and accurate manner, general economic conditions, changes to the Company’s previously reported financial information as a result of political and regulatory conditions, as well as management’s response to these factors. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

18 More information regarding these and other risks, uncertainties and factors is contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) which are available on the SEC’s website at www.sec.gov or the Company’s Investor Relations website at http://ir.envestnet.com/. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this communication. All information in this communication is as of August 10, 2015 and, unless required by law, the Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to report the occurrence of unanticipated events. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

19 ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet intends to file with the SEC a registration statement on Form S-4, containing a proxy statement of Yodlee. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com.

20 PARTICIPANTS IN SOLICITATION Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envesnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

21 THANK YOU